DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina  27612-2350
www.dlapiper.com

Laura K. Sirianni
laura.sirianni@dlapiper.com
T   919.786.2025
F   919.786.2200

November 29, 2010
VIA EDGAR

Mr. Wilson K. Lee
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bluerock Enhanced Multifamily Trust, Inc.
Item 4.02 Form 8-K
Filed on November 17, 2010
File No. 333-153135

Dear Mr. Lee:

On behalf of our client, Bluerock Enhanced Multifamily Trust, Inc. (the “Company”), we are writing to address the comment letter from the staff of the Commission’s Division of Corporation Finance to Jerold E. Novack, Chief Financial Officer of the Company, dated November 19, 2010, regarding the above-referenced filing.  For your convenience, we have reproduced your comments below, along with our responses.

FORM 8-K FILED ON NOVEMBER 17.2010

1.
We note you believe your joint ventures are variable interest entities and that you would not be considered the primary beneficiary of these joint ventures.  As a result, you intend to reflect treatment of your joint ventures under the equity method of accounting for your current and prior financial statements.   Please provide us with a detailed analysis supporting your conclusion that these joint ventures are variable interest entities and that you are not the primary beneficiary. Reference is made to Topic 810 of the FASB Accounting Standards Codification.

Response:  The Company has done an analysis to determine if its entities are variable interest entities based upon the relevant criteria in ASC Subtopic 810-10-15-14 and 810-10-25-44.  The table in the attached Exhibit A summarizes our conclusions.

2.	Please tell us whether you intend to file restated financial statements. If so, tell us how, and when, you will do so.

Response:  The Company is currently preparing amendments to its annual report on Form 10-K for the year ended December 31, 2009 and its quarterly reports on Form 10-Q for the periods ended March 31, 2010 and June 30, 2010 that will reflect restated financial statements to correct the errors noted in the above-referenced filing.  The Company expects that such amendments will be filed in mid-December.

3.	Please confirm that when you amend your periodic reports to file your restated financial statements, you will describe the effect of the restatement on the officers’ conclusions regarding

Mr. Wilson K. Lee
November 29, 2010
Page Two

the effectiveness of the company's disclosure controls and procedures.    See Item 307 of Regulation S-K.   If the officers’ conclude that the disclosure controls and procedures were effective, despite the restatement, please confirm that you will describe the basis for the officers' conclusions.

Response:  The Company confirms that the amended periodic reports will describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the Company’s disclosure controls and procedures.  If the officers conclude that the disclosure controls and procedures were effective, despite the restatement, the amended reports will describe the basis for such conclusions.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DLA Piper LLP (US)
/s/ Laura K. Sirianni
Laura K. Sirianni
Associate

Exhibit A

Acquired Property/Percentage Equity Ownership in Managing Member Entity	ASC Subtopic 810-10-15-14(a) Total managing member equity investment at risk is sufficient to permit the entity to finance its activities without additional financial support
ASC Subtopic 810-10-15-14(b)
Holders of the equity investment at risk lack: the
power to direct the most significant activities, the
obligation to absorb losses, and the rights to
receive residual returns

ASC Subtopic 810-10-15-14(c)
Voting rights are not proportional to obligation
to absorb losses and rights to receive returns
and substantially all of the activities are
conducted on behalf of investor with
disproportionately few voting rights
Primary Beneficiary Determination
Springhouse 50%	Yes
The Company’s initial contribution was funded through a loan extended by an affiliate who is another investor in the managing member, thus the Company’s equity is not at risk. Since unanimous approval is required by all members to direct the activities that most significantly impact the managing member’s economic performance, the holders of the equity investment at risk lack the power to direct the activities of the managing member thus creating a VIE.
Voting rights are proportional to the obligation to absorb losses or rights to receive returns.
The Company has determined that a VIE exists based on 810-10-15-14 (b).    Because the Company does not have the power to direct the activities that most significantly impact economic performance (refer to discussion at left relative to joint decision making amongst the investors) and would not be considered to be the investor that is most closely associated with the entity amongst the related party investors, it is not the primary beneficiary; the Company will use the equity method of accounting.

Exhibit A

Acquired Property/Percentage Equity Ownership in Managing Member Entity	ASC Subtopic 810-10-15-14(a) Total managing member equity investment at risk is sufficient to permit the entity to finance its activities without additional financial support
ASC Subtopic 810-10-15-14(b)
Holders of the equity investment at risk lack: the
power to direct the most significant activities, the
obligation to absorb losses, and the rights to
receive residual returns

ASC Subtopic 810-10-15-14(c)
Voting rights are not proportional to obligation
to absorb losses and rights to receive returns
and substantially all of the activities are
conducted on behalf of investor with
disproportionately few voting rights
Primary Beneficiary Determination
Creekside 33.33%	Yes
At Inception-The Company’s initial equity contribution was funded through a loan extended by an affiliate who is another investor in the managing member, thus the Company’s equity is not at risk. Since unanimous approval is required by all members to direct the activities that most significantly impact the managing member’s economic performance, the holders of the equity investment at risk lack the power to direct the activities of the managing member thus creating a VIE.
Loan Repayment- On September 28, 2010 the loan that was used to fund the initial equity investment of the Company was repaid.  Accordingly, the managing member is no longer a VIE as the Company is now a part of the equity at risk group.
Voting rights are proportional to the obligation to absorb losses or rights to receive returns.
At Inception-The Company has determined that a VIE exists based on 810-10-15-14 (b).   Because the Company does not have the power to direct the activities that most significantly impact economic performance (refer to discussion at left relative to joint decision making amongst the investors) and would not be considered to be the investor that is most closely associated with the entity amongst the related party investors, it is not the primary beneficiary; the Company will use the equity method of accounting.
Loan Repayment- Under the voting interest model, because the Company does not control the managing member (refer to discussion at left relative to joint decision making amongst the investors).  The Company will use the equity method of accounting.

Exhibit A

Acquired Property/Percentage Equity Ownership in Managing Member Entity	ASC Subtopic 810-10-15-14(a) Total managing member equity investment at risk is sufficient to permit the entity to finance its activities without additional financial support
ASC Subtopic 810-10-15-14(b)
Holders of the equity investment at risk lack: the
power to direct the most significant activities, the
obligation to absorb losses, and the rights to
receive residual returns

ASC Subtopic 810-10-15-14(c)
Voting rights are not proportional to obligation
to absorb losses and rights to receive returns
and substantially all of the activities are
conducted on behalf of investor with
disproportionately few voting rights
Primary Beneficiary Determination
Meadowmont 32.5%	Yes
At Inception-The Company’s initial contribution was funded through a loan extended by an affiliate who is another investor in the managing member, thus the Company’s equity is not at risk. Since unanimous approval is required by all members to direct the activities that most significantly impact the managing member’s economic performance, the holders of the equity investment at risk lack the power to direct the activities of the managing member thus creating a VIE.
Loan Repayment- On June 8, 2010 the loan that was used to fund the initial equity investment of the Company was repaid.  Accordingly, the investors no longer lack the power to direct the activities that most significantly impact the managing member’s economic performance as the Company is now part of the equity at risk group.

As substantially all of the activities are done on behalf of the single related party group (all of the investors are a part of a single related party group) and the voting rights of the investors are not proportional to their obligations to absorb the expected losses or their rights to receive the expected residual returns of the managing member, the managing member is considered a VIE.

The Company has determined that a VIE exists based on 810-10-15-14 (b) and (c) at inception and based on 810-10-15-14(c) after the loan repayment.   Because the Company does not have the power to direct the activities that most significantly impact economic performance (refer to discussion at left relative to joint decision making amongst the investors) and would not be considered to be the investor that is most closely associated with the entity amongst the related party investors, it is  not the primary beneficiary; the Company will use the equity method of accounting.

Exhibit A

Acquired Property/Percentage Equity Ownership in Managing Member Entity	ASC Subtopic 810-10-15-14(a) Total managing member equity investment at risk is sufficient to permit the entity to finance its activities without additional financial support
ASC Subtopic 810-10-15-14(b)
Holders of the equity investment at risk lack: the
power to direct the most significant activities, the
obligation to absorb losses, and the rights to
receive residual returns

ASC Subtopic 810-10-15-14(c)
Voting rights are not proportional to obligation
to absorb losses and rights to receive returns
and substantially all of the activities are
conducted on behalf of investor with
disproportionately few voting rights
Primary Beneficiary Determination
Augusta 50%	Yes
The Company’s initial contribution was funded through a loan extended by an affiliate who is another investor in the managing member, thus the Company’s equity is not at risk. Since unanimous approval is required by all members to direct the activities that most significantly impact the managing member’s economic performance, the holders of the equity investment at risk lack the power to direct the activities of the managing member thus creating a VIE
Voting rights are proportional to the obligation to absorb losses or rights to receive returns.
The Company has determined that a VIE exists based on 810-10-15-14 (b).    Because the Company does not have the power to direct the activities that most significantly impact economic performance (refer to discussion at left relative to joint decision making amongst the investors) and would not be considered to be the investor that is most closely associated with the entity amongst the related party investors, it is not the primary beneficiary; the Company will use the equity method of accounting.

Hillsboro 25%	Yes
The Company’s initial contribution was funded through a loan extended by an affiliate who is another investor in the managing member, thus the Company’s equity is not at risk. Since unanimous approval is required by all members to direct the activities that most significantly impact the managing member’s economic performance, the holders of the equity investment at risk lack the power to direct the activities of the managing member thus creating a VIE

As substantially all of the activities are done on behalf of the single related party group (all of the investors are a part of a single related party group) and the voting rights of the investors are not proportional to their obligations to absorb the expected losses or their rights to receive the expected residual returns of the managing member, the managing member is considered a VIE.

The Company has determined that a VIE exists based on 810-10-15-14 (b) and (c).    Because the Company does not have the power to direct the activities that most significantly impact economic performance (refer to discussion at left relative to joint decision making amongst the investors) and would not be considered to be the investor that is most closely associated with the entity amongst the related party investors, it is not the primary beneficiary; the Company will use the equity method of accounting.